Filed pursuant to Rule 424(b)(5)

Registration No. 333-279880

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 11, 2024 and the Prospectus Supplement dated July 11, 2024)

AINOS, INC.

Up to $874,496

of Common Stock

This prospectus supplement amends, supplements, and supersedes certain information contained in the prospectus supplement dated July 11, 2024, and its accompanying prospectus dated June 11, 2024 (collectively, the “Prospectus”), relating to the offer and sale of our common stock, par value $0.01 per share (the “Common Stock”) through H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Wainwright dated as of May 31, 2024 (the “Sales Agreement”).

We have sold $1,840,337 of securities pursuant to the Sales Agreement.

As of September 5, 2025, the aggregate market value of our outstanding Common Stock held by non-affiliates, or public float calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $8,144,499, based on 4,759,021 shares of outstanding Common Stock as of September 5, 2025, of which 2,777,391 shares were held by affiliates, and a price of $4.11 per share, which was the price at which our Common Stock was last sold on the Nasdaq Capital Market on August 26, 2025.

We have sold $1,840,337 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement.

We are filing this prospectus supplement to amend the Prospectus to update the amount of shares we are eligible to sell pursuant to such prospectus. We are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $874,496 from time to time through Wainwright. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month calendar period so long as our public float remains below $75.0 million.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is September 5, 2025